SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                 _______________

                                  SCHEDULE 14D-1

                              TENDER OFFER STATEMENT

                                   PURSUANT TO
             SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                   SCHEDULE 13D

                                (AMENDMENT NO. 6)
                                 _______________

                                   CONRAIL INC.
                            (Name of Subject Company)

                                 CSX CORPORATION
                             GREEN ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                          (Title of Class of Securities)

                                   208368 10 0
                      (CUSIP Number of Class of Securities)

                         SERIES A ESOP CONVERTIBLE JUNIOR
                        PREFERRED STOCK, WITHOUT PAR VALUE
                          (Title of Class of Securities)

                                  NOT AVAILABLE
                      (CUSIP Number of Class of Securities)

                                   MARK G. ARON
                                 CSX CORPORATION
                                 ONE JAMES CENTER
                               901 EAST CARY STREET
                          RICHMOND, VIRGINIA  23219-4031
                            TELEPHONE:  (804) 782-1400
          (Names, Addresses and Telephone Numbers of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                 With a copy to:

                                 PAMELA S. SEYMON
                          WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000

                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on October 16, 1996, as previously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corpo-ration and a wholly owned subsidiary of CSX Corporation, a Vir-ginia corporation ("Parent"), to purchase an aggregate of 17,860,124 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the as-sociated Common Stock Purchase Rights, upon the terms and sub-ject to the conditions set forth in the Offer to Purchase, dated October 16, 1996 (the "Offer to Purchase"), as supple-mented by the Supplement thereto, dated November 6, 1996 (the "Supplement"), and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $110.00 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings as-signed such terms in the Offer to Purchase, the Supplement and the Schedule 14D-1.


         ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Section 10 of the Offer to Purchase, as previously amended and supplemented, is hereby amended and supplemented by adding the following information:

                        Credit Agreement.  In connection with the Offer
                   and the Merger, Parent has entered into a Credit Agreement, dated as of November 15, 1996 (the "Credit Agreement"), with Bank of America National Trust and Savings Association and NationsBank, N.A., as Co-Syndication Agents, The Bank of Nova Scotia, as Docu-mentation Agent, The Chase Manhattan Bank, as Admin-istrative Agent, and other lenders. The Credit Agreement has become effective. The terms and condi-tions of the Credit Agreement are, except as sum-marized below, substantially similar to the terms and conditions of the Commitment Letter, previously de-scribed in Amendment No. 1 to the Schedule 14D-1 and filed as exhibit (b)(1) thereto.

                        Changes from the terms and conditions reflected in
                   the Commitment Letter and the Term Sheet include:
                   (i) $800,000,000 of the Facility became available upon the effectiveness of the Credit Agreement, and before the consummation of the Offer, in order to replace at the time of effectiveness Parent's existing credit facilities, (ii) satisfac-







                   tion of the Initial Tender Offer Condition (as de-fined in the Credit Agreement) will be a condition to the availability of the remainder of the Facility,
                   (iii) the Facility includes a $50,000,000 letter of credit subfacility, (iv) in the event any governmen-tal approvals necessary for the Acquisition (as de-fined in the Credit Agreement) are finally denied or in the event Parent abandons the Acquisition, the Commitments (as defined in the Credit Agreement) will be reduced to an amount (to the extent that the Com-mitments exceed such amount) equal to the Aggregate Outstanding Extensions of Credit (as defined in the Credit Agreement) plus the aggregate face amount of outstanding commercial paper of Parent supported by the Commitments (after giving ratable effect to any other facilities of Parent then providing support for such commercial paper) plus $1,500,000,000, (v) upon the sale or other disposition of Shares by Parent or any Subsidiary (as defined in the Credit Agreement) (other than to Parent or any Subsidiary), the Commit-ments shall be automatically reduced in an amount equal to 100% of the cash proceeds net of certain expenses from such sale or disposition (other than a sale or disposition of Shares constituting Unre-stricted Margin Stock (as defined in the Credit Agreement)), (vi) sales of Shares constituting Unre-stricted Margin Stock shall be in exchange for cash or cash-equivalents only and the proceeds shall be maintained in cash, cash-equivalents or short-term investments except to the extent that the Commitments are reduced by an equivalent amount and (vii) the obligation of each Lender (as defined in the Credit Agreement) to make extensions of Credit under the Facility is conditioned upon, among other things, (a) from and after the date of satisfaction of the Ini-tial Tender Offer Condition, there being no pending litigation or administrative proceedings or other legal or regulatory developments (except with respect to the pendency of STB approval or any administra-tive, judicial or other contest relating to STB ap-proval) with respect to the Acquisition that, in the reasonable judgment of at least three of the Princi-pal Agents, would be reasonably likely to prohibit the Acquisition or to result in a Material Adverse Effect (as defined in the Credit Agreement) and (b) the receipt by the Principal Agents of a certificate of a Parent officer stating that no such litigation, proceeding or developments exist in such officer's reasonable judgment.










              The Credit Agreement is attached hereto as Exhibit (b)(2) and is incorporated by reference herein, and the foregoing sum-mary description is qualified in its entirety by reference to such exhibit.


         ITEM 10.  ADDITIONAL INFORMATION.

                   (b) Section 16 of the Offer to Purchase, as previ-ously amended and supplemented, is hereby amended and supple-mented by adding the following information:

                        STB Matters; Acquisition of Control.  On Novem-
                   ber 15, 1996, the STB issued a proposed schedule pur-suant to which the STB would issue a final order 300 days from the filing of the application by Parent seeking approval of the Merger. The STB's proposed schedule is subject to a public comment process end-ing on December 16, 1996, after which the STB is ex-pected to issue a final schedule which may or may not be identical to the proposed schedule.






































                   ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)    --   Offer to Purchase, dated October 16, 1996.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Notice of Guaranteed Delivery.*

         (a)(4)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.*

         (a)(5)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nom-inees.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Text of Press Release issued by Parent on Octo-
                        ber 15, 1996.*

         (a)(8)    --   Form of Summary Advertisement, dated October 16,
                        1996.*

         (a)(9)    --   Text of Press Release issued by Parent on Octo-
                        ber 22, 1996.*

         (a)(10)   --   Text of Press Release issued by Parent on Octo-
                        ber 23, 1996.*

         (a)(11)   --   Text of Press Release issued by Parent on Octo-
                        ber 30, 1996.*

         (a)(12)   --   Text of Press Release issued by Parent on Novem-
                        ber 3 1996.*

         (a)(13)   --   Supplement to Offer to Purchase, dated November
                        6, 1996.*

         (a)(14)   --   Revised Letter of Transmittal.*

         (a)(15)   --   Revised Notice of Guaranteed Delivery.*

         (a)(16)   --   Revised Letter to Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.*

         _____________________
         *  Previously filed.










         (a)(17)   --   Revised Letter to Clients for use by Brokers,
                        Dealers, Commercial Banks, Trust Companies and
                        Other Nominees.*

         (a)(18)   --   Text of Press Release issued by Parent and the
                        Company on November 6, 1996.*

         (a)(19)   --   Text of Press Release issued by Parent and the
                        Company on November 13, 1996.*

         (b)(1)    --   Commitment Letter, dated October 21, 1996.*

         (b)(2)    --   Credit Agreement, dated November 15, 1996.

         (c)(1)    --   Agreement and Plan of Merger, dated as of Octo-
                        ber 14, 1996, by and among Parent, Purchaser and the Company.*

         (c)(2)    --   Company Stock Option Agreement, dated as of Oc-
                        tober 14, 1996, between Parent and the Company.*

         (c)(3)    --   Parent Stock Option Agreement, dated as of Octo-
                        ber 14, 1996, between Parent and the Company.*

         (c)(4)    --   Form of Voting Trust Agreement.*

         (c)(5)    --   Complaint in Norfolk Southern Corporation, et
                        al. v. Conrail Inc., et al., No. 96-CV-7167, filed on October 23, 1996.*

         (c)(6)    --   First Amended Complaint in Norfolk Southern Cor-
                        poration, et al. v. Conrail Inc., et al., No.
                        96-CV-7167, filed on October 30, 1996.*

         (c)(7)    --   First Amendment to Agreement and Plan of Merger,
                        dated as of November 5, 1996, by and among Par-ent, Purchaser and the Company.*




















                                    SIGNATURE


                   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       CSX CORPORATION


                                       By: /s/ Mark G. Aron
                                       Name:  Mark G. Aron
                                       Title: Executive Vice President-
                                              Law and Public Affairs


         Dated:  November 18, 1996





                                    SIGNATURE


                   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       GREEN ACQUISITION CORP.


                                       By: /s/Mark G. Aron
                                          Name:  Mark G. Aron
                                          Title:  General Counsel
                                                  and Secretary


         Dated:  November 18, 1996





                                  EXHIBIT INDEX


         Exhibit
           No.          Description

         (a)(1)    --   Offer to Purchase, dated October 16, 1996.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Notice of Guaranteed Delivery.*

         (a)(4)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.*

         (a)(5)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nom-inees.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Text of Press Release issued by Parent on Octo-
                        ber 15, 1996.*

         (a)(8)    --   Form of Summary Advertisement dated October 16,
                        1996.*

         (a)(9)    --   Text of Press Release issued by Parent on Octo-
                        ber 22, 1996.*

         (a)(10)   --   Text of Press Release issued by Parent on Octo-
                        ber 23, 1996.*

         (a)(11)   --   Text of Press Release issued by Parent on Octo-
                        ber 30, 1996.*

         (a)(12)   --   Text of Press Release issued by Parent on Novem-
                        ber 3 1996.*

         (a)(13)   --   Supplement to Offer to Purchase, dated November
                        6, 1996.*

         (a)(14)   --   Revised Letter of Transmittal.*

         (a)(15)   --   Revised Notice of Guaranteed Delivery.*

         (a)(16)   --   Revised Letter to Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.*

         _____________________
         *  Previously filed.





         (a)(17)   --   Revised Letter to Clients for use by Brokers,
                        Dealers, Commercial Banks, Trust Companies and
                        Other Nominees.*

         (a)(18)   --   Text of Press Release issued by Parent and the
                        Company on November 6, 1996.*

         (a)(19)   --   Text of Press Release issued by Parent and the
                        Company on November 13, 1996.*

         (b)(1)    --   Commitment Letter, dated October 21, 1996.*

         (b)(2)    --   Credit Agreement, dated November 15, 1996.

         (c)(1)    --   Agreement and Plan of Merger, dated as of Octo-
                        ber 14, 1996, by and among Parent, Purchaser and the Company.*

         (c)(2)    --   Company Stock Option Agreement, dated as of Oc-
                        tober 14, 1996, between Parent and the Company.*

         (c)(3)    --   Parent Stock Option Agreement, dated as of Octo-
                        ber 14, 1996, between Parent and the Company.*

         (c)(4)    --   Form of Voting Trust Agreement.*

         (c)(5)    --   Complaint in Norfolk Southern Corporation, et
                        al. v. Conrail Inc., et al., No. 96-CV-7167, filed on October 23, 1996.*

         (c)(6)    --   First Amended Complaint in Norfolk Southern Cor-
                        poration, et al. v. Conrail Inc., et al., No.
                        96-CV-7167, filed on October 30, 1996.*

         (c)(7)    --   First Amendment to Agreement and Plan of Merger,
                        dated as of November 5, 1996, by and among Par-ent, Purchaser and the Company.*



















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